Contact

www.linkedin.com/in/mohant (LinkedIn)
gotiger.com (Other)
tigertrading.com (Other)
clearable.com (Other)

Top Skills

Start-up Leadership
Start-up Ventures
Enterprise Software

Mohan Thurairajah

CEO at TIGER
Greenwich, Connecticut, United States

Summary

SUMMARY OF QUALIFICATIONS:
• Total IT experience of around 19 years with world famous educational institutions and 15 years IT Industry work experience.
• I have been developing business applications in Middleware (Energy Trading), Client/Server/RDBMS CORE Java environment for Windows/Solaris/AMD64/AIX Platform using Java, Spring, JDBC, JNDI, Weblogic, PL/SQL, FIX (sell side), Web technologies, and Oracle/MySql. I have knowledge of designing, developing, testing and implementing applications.
• Expert in core Java and multi-threaded programming technologies

HARDWARE/ OPERATING SYSTEM:
IBM PC Compatibles 80 x 86, Windows, Unix, MAC.

SOFTWARE/ LANGUAGES:
Java (CORE, Swing, JDBC, Servlets, JSP, JSF, Flex, Weblogic), FIX (4.2 & 4.3 sell side), FIXML, FIXatdl, Message routing, Oracle, C++, PL/SQL, HTML5, Pascal, Modula2, Miranda, Prolog, ADA, HTML and SQL, Microsoft Office Products, PhotoShop, Microsoft Visual C++, Together UML modeler, Spring, Hibernate, C#, Objective-C.

DATABASE:
Oracle, MySql, MS Access

Specialties: APPLICATIONS:
• Clearing house runs real-time clearing and settlement using blockchain technology
• High-performance trading platform registered as an Alternative Trading System with the SEC
• Market structure for liquidity providers and institutional broker-dealers to interact anonymously to improve execution quality
• Large in Scale(LIS) MTF for pan-European securities
• Mobile brokerage platform provides possibility to trade US listed stocks

• High-performance Digital Derivatives Trading Platform for institutional and other sophisticated traders
• Order Execution Management System (OEMS) for Digital Assets
• Developed and implemented server architecture and SOA infrastructure, as well as development of software modules to support business functions.
• Led the development team to build FX Options Exchange Platform.
• Led the development of ETF HUB for high touch trading desk.
• Led the development of a low latency Algorithmic trading system for Futures market.
• Architected and led the development of SEF platform using new market structure.

Experience

cplx.io
Co-Founder
June 2025 - Present (1 year 2 months)
United States

At cplx.io we're bringing professional, liquid, RWA derivatives markets to DeFi. Built on top of a proprietary best-in-class technology stack and wrapped in a gravitational tokenomics model we bring durability and democratised liquidity provision to unlock a growing market.

GO.digital
Founder
January 2020 - Present (6 years 7 months)
Greenwich, Connecticut, United States

GO.Digital provides an end-to-end solution for Banks, Broker Dealers, Payment Processors, Hedge Funds and Professional Trading Groups through a single system. This solution encompasses order execution, access to institutional liquidity, portfolio management, risk enforcement, and trade settlement. All of which allow clients to efficiently operate their business at scale. Clients can immediately begin to leverage our existing relationships to enter the Digital Asset space or enhance their current ecosystem. Our relationships include traditional banking, digital custody and credit facilitation. This ecosystem offers the simplicity of facing a single counter-party.

TIGER
CEO

July 2008 - Present (18 years 1 month)
New York, NY - Greenwich, CT - goTIGER.com

Highly-skilled and accomplished Executive with expertise in the design and implementation of business applications in Equities, Crypto, Futures, FX and Swap trading, linking product development to a broader strategic vision.

APPLICATIONS:
• Clearing house runs real-time clearing and settlement using blockchain technology
• High-performance trading platform registered as an Alternative Trading System with the SEC
• Market structure for liquidity providers and institutional broker-dealers to interact anonymously to improve execution quality
• Large in Scale(LIS) MTF for pan-European securities
• Mobile brokerage platform provides possibility to trade US listed stocks
• High-performance Digital Derivatives Trading Platform for institutional and other sophisticated traders
• Order Execution Management System (OEMS) for Digital Assets
• Developed and implemented server architecture and SOA infrastructure, as well as development of software modules to support business functions.
• Led the development team to build FX Options Exchange Platform.
• Led the development of ETF HUB for high touch trading desk.
• Led the development of a low latency Algorithmic trading system for Futures market.
• Architected and led the development of SEF platform using new market structure.

Digital

Founder

June 2020 - Present (6 years 2 months)
Greenwich, Connecticut, United States

Digital ECN- Next Generation Digital Financial Services®

Digital is an Electronic Communication Network that provides a secure, scalable and liquid ecosystem for various institutional players in the cryptocurrency and digital asset space.

Clearable

Founder & Chairman

April 2015 - Present (11 years 4 months)

Clearable is building a new breed of clearing house marrying real-time, low latency technology with blockchain innovation to improve clearing and settlement of OTC FX spot and derivative transactions. Imagine central clearing that actually improves upon existing bilateral trading.

Reduce capital and margin requirements
Digitalize assets to improve settlement times
Fungibility of all cleared products
Eliminate back office inefficiencies
Increase market access
Aid financial institutions with Basel III compliance

AX

Co-Founder, EVP and Chief Technology Officer

July 2010 - July 2013 (3 years 1 month)

Stamford, CT

EVP of Architecture & Development, Chief Technology Officer.

- Admin GUI
- Auction Engine
- IOI Network
- Customer Database
- Data Center Design & Network Security
- Data Warehouse
- FINRA/NASDAQ Trade Reporting
- FINRA's Order Audit Trail System ("OATS")
- Invitation Engine
- Market Data
- Reg. NMS Market Sweep
- Security Master Facility
- Internal Messaging/Transport
- Flex Web GUI and Website
- Clearing System

TradingScreen

Global Head of Connectivity

November 2009 - July 2010 (9 months)

Lead the global development team from London, Tokyo and New York to design next generation of connectivity platform to connect buy side and sell side clients.

IntercontinentalExchange, Inc.

Manager, Technology Development

September 2001 - September 2008 (7 years 1 month)

APPLICATIONS:

• Broker/Dealer Market Router and Client Gateway Development

• FixML Post Trade Management System

• Sell Side FIX Development

• Automated Testing

• eConfirm - Electronic Confirmation

• ICEBlock - Electronic Broker Trade Submission

• Clearing Firm Administration

• Settlement Process and Cleared Products Support Tool

SITA

Senior Programmer/Analyst

December 2000 - September 2001 (10 months)

Education

King's College London

B.Sc., Computer Science & Mathematics (First Class)

University of Oxford

Computer Science & Mathematics (Research Associate)

Waltham Forest College

G.C.E (Advanced Level)